EXHIBIT T


               REALLOCATED OPTION EXERCISE PURCHASE AGREEMENT

         This REALLOCATED Option Exercise Purchase Agreement (the "Agreement") is entered into effective as of the 29th day of September, 2000, by and between Convergence Communications, Inc. ("ccI"), as issuer, and John E. Avery, John W. Scott through the Scott Family Investors, LLC and Ernesto Ramon, as members of the Operating Management Board ("Investors"), an advisory board which provides advisory services to TCW/Latin American Partners, LLC, including assistance in evaluating and monitoring investments by TCW/Latin America Private Equity Partners, L.P. (including their investment TCW/CCI Holding, LLC). CCI and the Investors are sometimes referred to collectively as the "Parties" and singularly as a "Party."

         Whereas, pursuant to the terms of the Participation Agreement and Option Agreement among CCI and certain other parties, each dated October 1999 (the "Prior Agreements"), certain parties thereto (collectively, the "Optionees") acquired an option (the "Option") to purchase shares of CCI's authorized but unissued Series C Convertible Preferred Stock for a purchase price of $7.50 per Series C Share (the "Option Shares").

         Whereas, certain of the Optionees timely exercised their rights to purchase their portions of such Option Shares.

         Whereas, one of the Optionees did not exercise its portion of the Option, and the Optionees and CCI agreed to amend the terms of the Option to provide for the reallocation of the unexercised portion among the exercising Optionees, and have further agreed, through the execution of a Waiver and Acknowledgment dated September 29th, 2000, that a portion of the unexercised portion of the Option which otherwise would be exercisable by TCW/CCI Holding LLC may be exercised by the Investors.

         Whereas, the Parties desire to memorialize the terms under which the Investors will acquire the Option Shares represented by such unexercised Option portion by entering into this Agreement.

         Now, therefore, the Parties agree as follows:

1. Definitions. Capitalized terms in this Agreement have the meanings given in the Schedule of Definitions attached to the Participation Agreement as
Schedule 1 unless the context otherwise requires.

2. Purchase of Series C Shares. Upon the execution hereof, the Investors shall deliver to CCI cash or otherwise immediately available funds for the purchase of the 71,421 Option Shares in the amount of $7.50 per Option Share (the "Purchase Price") in the amounts set forth apposite their names. Upon receipt of the Purchase Price, CCI shall promptly deliver to the Investors (using overnight mail or other express courier service) certificates representing their portion of the Option Shares.

3. Ancillary Rights and Obligations. Each Party understands and agrees that the Option Shares acquired by the Investors hereunder shall be (i) deemed "Registrable Securities," pursuant to the terms of the Amended and Restated Registration Rights Agreement dated October 18, 1999 among CCI and other parties, and (ii) subject to the restrictions on transfer and other obligations described in the CCI Shareholders Agreement dated October 18, 1999 among CCI and other parties. By executing this Agreement, the Investors agree to be bound by the terms of the CCI Shareholders Agreement dated October 18, 1999 (and to be treated as part of the TCW Group, as defined in the CCI Shareholders Agreement dated October 18, 1999) and, at the request of CCI, to become a party thereto.

4. Representations and Warranties. By its execution of this Agreement, the Investors hereby represent and warrant as to the matters set forth in sections 3(e), 3(f) and 3(g) of the Participation Agreement. By its execution of this Agreement and the issuance of the Option Shares acquired by Investors hereunder, CCI represents and warrants as to the matters set forth in sections 4(a), 4(b), 4(c), 4(d), 4(f) (except that an expenditure in accordance with the Business Plan or Budget, or as approved by CCI's Board of Directors, shall not be considered to represent a material adverse change), 4(j), 4(k), and 4(t) of the Participation Agreement. The exceptions, qualifications and restrictions to CCI's representations and warranties are set forth in the Disclosure Letter delivered by CCI in connection with the closing of the Prior Agreements, as updated by Exhibit "A" attached hereto.

5. Further Assurances. At the request of either Party hereto, the other Party hereby agrees, without payment of additional consideration, to execute, deliver, file and verify any and all documents, instruments or agreements necessary or appropriate to effectuate the intent of the Parties in entering into this Agreement.

6. Notices. Any notice required or permitted hereunder shall be effected (and deemed effected) in the manner set forth for giving notice in the Participation Agreement. The addresses of the Parties are as set forth on the signature lines hereto.

7. Governing Laws; Dispute Resolution. This Agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America, without giving effect to any choice or conflict of law provision or rule that would cause the application of law of any jurisdiction other than the State of New York except to the extent this Agreement would require the mandatory application of the corporate law of the State of Nevada. All disputes arising under or relating to this Agreement shall first be subject to conciliation and arbitration as set forth in the provisions of section 11(n) of the Participation Agreement.

         In witness hereof, this Agreement has been executed as of the day and date set forth above.



                      CCI:

                      Convergence Communications, Inc.


                      By: /s/ Troy D'Ambrosio
                          ----------------------------------


                      Its: Sr. Vice President
                          ----------------------------------

                      Address for Notice:

                      102 West 500 South, #321
                      Salt Lake City, Utah  84111


                      INVESTORS:

                      /s/ John E. Avery
                      ----------------------------------
                      John E. Avery                     33,689 Shares
                      P.O. Box 711
                      Madison, CT 06433


                      /s/ John W. Scott
                      ----------------------------------
                      Scott Family Investors, LLC       33,689 Shares
                      John W. Scott
                      40 Lydecker Street
                      Englewood, NJ 07631-3005


                      /s/ Ernesto Ramon
                      ----------------------------------
                      Ernesto Ramon                     4,043 Shares
                      President, Ingersoll-Rand
                      730 NW 107th Avenue, Suite 300
                      Miami, FL 33172-3107